

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Via Facsimile
Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed October 21, 2010**
> **Form 10-Q for the Quarterly Period Ended February 28, 2011**
> **Filed April 8, 2011**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your letter dated May 13, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 3, 2011.

Form 10-Q for the Quarterly Period Ended February 28, 2011

Condensed Consolidated Financial Statements

Note 13. Loss on Disposal of Subsidiaries

b. French and Italian Subsidiaries, page 24

1.   We note your response to prior comment 2. Please tell us why the receivables and other pre-existing obligations were not deemed to be fully impaired prior to the reacquisition of the subsidiaries considering those entities were "facing imminent judicial insolvency" as

indicated in your March 30, 2011 letter. Also, please provide us with your qualitative and quantitative analysis under ASC 805-10-55-21 of how you determined the $22.3 million that was included in the total consideration.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief